

May 17, 2012

Via E-mail
Thomas R. Sullivan
President and Chief Executive Officer
Firstbank Corporation
311 Woodworth Avenue
Alma, Michigan 48801

> **Re: Firstbank Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 16, 2012**
> **File No. 333-180773**

Dear Mr. Sullivan:

We have limited our review of your amended registration statement and related response letter to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

The Offering

Voting Rights, page S-3

1.   Revise the added narrative regarding nominations to briefly describe whether the company or the holders will nominate the directors and how that process will occur.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
       Samuel G. Stone
       Harvey Koning